Exhibit 3.1

RESTATED

ARTICLES OF INCORPORATION

OF

CASCADE CORPORATION

September 3, 2008

ARTICLE I

The name of this Corporation, and by which it shall be known is:

CASCADE CORPORATION.

ARTICLE II

The duration of this Corporation shall be perpetual.

ARTICLE III

The object of this Corporation and the enterprise, business, pursuit or occupation in which it proposes to engage is:

(1)                                  To conduct a general trade and business of manufacturing, buying, selling, leasing, treating, servicing or otherwise dealing in machinery, metals, tools and equipment of any and whatsoever kind and description.

(2)                                  To acquire by purchase, lease or otherwise and dispose of in any manner and operate and use plants, mills and other establishments for the distribution, manufacture and sale of equipment.

(3)                                  To engage in the fabricating, cutting and processing of metals and wood products and other materials for industrial use and otherwise, and to operate and provide for sales, repair and other services applicable to the products handled by the Corporation.

(4)                                  To act as broker or factor and to conduct business either outright or upon commission and to otherwise engage in the business of producing and/or distributing products for industrial, building, household or other uses.

(5)                                  To conduct a general merchandising business, manufacturing wholesale and/or retail, and to buy, own, hold, acquire and sell by all lawful means, all kinds of merchandise, stock, appliances and equipment necessary and convenient for the purposes hereof.

(6)                                  To engage in any other lawful and legitimate manufacturing, mercantile or other business which may be hereinafter determined upon.

(7)                                  To operate branches or agencies for the sale of all articles manufactured or acquired by the Corporation, and all classes of materials and general merchandise in the State of Oregon, or in any state of or territory or possession or locality under the jurisdiction of the United States of America, and in any and all foreign countries or elsewhere.

(8)                                  To own, hold and use and to convey, lease or otherwise dispose of and use all kinds of real and personal property, and to lend and borrow money, act as guarantor on obligations and to issue and receive notes, mortgages or other evidences of indebtedness in connection with its said business and/or operations.

(9)                                  To acquire by subscription or otherwise, shares of its own capital stock, or of the capital stock of other corporations, organized under the laws of the United States, State of Oregon, any other state or territory of the United States of America or any foreign country, and while holding the same to vote said shares at all meetings of such Corporation and to pledge and sell the same.

(10)                            To maintain places of business and hold meetings of directors and stock holders and permit its directors and officers to reside, to the extent of the privileges in this regard granted by the laws of Oregon and in compliance therewith, outside of the State of Oregon.

(11)                            To obtain the necessary charters or other authorizations to enable this Corporation to carry on business in any state or territory or possession or locality under the jurisdiction of the United States of America, and in any and all foreign countries or elsewhere.

(12)                            To transact all kinds of business requisite or necessary, proper or convenient, to carry into effect the purposes aforementioned.

ARTICLE IV

The total authorized capital stock of the Corporation is 40,200,000 shares, divided into 200,000 shares of Preferred Stock without par value and 40,000,000 shares of Common Stock of the par value of fifty cents per share.

A.                      Preferred Stock.

1.               Issuance.  The Preferred Stock may be issued from time to time by the Board of Directors in any amounts as Preferred Stock of one or more series, provided that no more than 200,000 shares of Preferred Stock may be outstanding at any one time.  The Board of Directors of the Corporation is hereby empowered to cause the Preferred Stock to be issued in series with variations as to (a) the rates and terms of dividends payable thereon; (b) whether shares can be redeemed, and, if so, the redemption price and terms and conditions or redemption; (c) the amount payable upon shares in event of voluntary or involuntary liquidation; (d) sinking funds, if any, for the redemption or purchase of shares; (e) the voting rights, if any, of shares, and (f) the terms and conditions, if any, on which shares may be converted to Common Stock of the Corporation, all to the full extent now or hereafter permitted by the laws of the State of Oregon.

2.               Relative Rights and Preferences.  Each share of each series of Preferred Stock shall have the same relative rights and preferences as and be identical in all respects with all other shares of the same series.

B.                        Common Stock.

1.               Dividends.              Subject to any dividend or other requirements with respect to Preferred Stock, dividends payable in cash, stock or otherwise as may be determined by the Board of Directors may be declared and paid on the Common Stock from time to time out of the surplus or net profits of the Corporation available for the payment of dividends.

2.               Liquidation.        In the event of any liquidation, dissolution or winding up the Corporation, if payment shall have been made in full to the holders of the Preferred Stock then outstanding in the amounts to which such holders are entitled upon such liquidation, dissolution or winding up of the Corporation, the remaining assets of the Corporation shall be distributed among the holders of Common Stock according to their respective rights and preferences and pro rata in accordance with their respective holdings.

3.               Voting Rights.                                           Each holder of Common Stock shall be entitled to, upon all matters to be voted upon by the shareholders of the Corporation, one vote for each share of such stock standing in such shareholder’s name on the books of the Corporation as of the record date set for such voting.

C.                        Pre-Emptive Rights.

No holder of stock of the Corporation of any class shall have any pre-emptive right whatsoever to subscribe to or otherwise acquire any shares of any class of stock of the Corporation.

ARTICLE V

Any directorship to be filled by reason of an increase in the number of directors may be filled by the affirmative vote of a majority of the directors holding office, the director so elected to serve until the next annual meeting of the stockholders and until a director has been elected and qualified.

ARTICLE VI

To the extent permitted by Oregon statute, a director of the Corporation shall not be liable to the Corporation or its stockholders for monetary damages for conduct as a Director, provided that this Article shall not eliminate or limit the liability of a Director for any act or omission occurring prior to the date it becomes effective.

ARTICLE VII

These Restated Articles of Incorporation supersede and take the place of the heretofore existing Restated Articles of Incorporation of this Corporation as previously restated and amended.